[Chapman and Cutler LLP Letterhead]

February 1, 2012

Via Edgar Correspondence
Phil Howell
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Destra Investment Trust
(File Nos. 333-167073, 811-22417)

Dear Mr. Howell:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Destra Investment Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on November 29, 2011.  Destra High Dividend Strategy Fund (the “Fund”) is a series of the Trust.  Your comments were transmitted to us via telephone conference on January 9, 2012.  This letter serves to respond to your comments.

Comment 1

In the Shareholder Fees table on p. 2 of the prospectus, add a CDSC line item and include the expense waiver agreement as an exhibit to the filing.

Response to Comment 1

The table previously had a “Maximum Deferred Sales Charge” line item, but an additional footnote has been added to state that “A contingent deferred sales charge of 1.00% may apply to Class A shares purchased without an initial sales charge if redeemed within 12 months of purchase.”

Comment 2

Under Principal Investment Strategies on p. 3 of the prospectus, if derivatives are included in the 80% principal investment strategy, please disclose and explain how the derivatives are valued.

Response to Comment 2

The Fund’s sub-adviser anticipates that the use of derivatives will supplement the Fund’s principal investment strategies and will not generally involve more than 20% of the Fund’s assets.  Furthermore, the following disclosure has been added to pp. 9-10 of the prospectus:

“The Fund intends to strategically sell put and call options, the notional amount (i.e., the nominal or face amount that is used to calculate payments made on a financial instrument) of which is expected to be typically 10% to 20% of the Fund’s total assets, but not greater than 30% of the Fund’s total assets immediately after such a sale.”

Comment 3

Under Principal Investment Strategies on p. 3, change "income-producing" to "dividend-producing" to stay consistent with the name of the Fund and the Names Rule.

Response to Comment 3

The prospectus has been revised in accordance with this comment.

Comment 4

Under Principal Investment Strategies on p. 3, “covered calls” do not produce income, so please revise accordingly.

Response to Comment 4

The prospectus has been revised in accordance with this comment and the covered call disclosure has been removed from the summary section and only remains in the “Additional Information About the Investment Policies and Strategies” section.

Comment 5

Under Principal Risks on p. 4, add an Emerging Markets Risk.

Response to Comment 5

The prospectus has been revised in response to this comment.

Comment 6

Under Principal Risks on p. 5, considering the MLP and Sector Risk, if the Fund concentrates in the energy/utilities sector, please disclose and include risks.

Response to Comment 6

The prospectus has been revised in response to this comment.

Comment 7

Under Principal Risks on p. 6, add a Depositary Receipts Risk.

Response to Comment 7

The prospectus has been revised in response to this comment.

Comment 8

Under Additional Information about the Investment Policies and Strategies on p. 8, if the Fund invests in other funds, is it a principal investment strategy?  If it is, why is there not an Acquired Fund Fee line item in the fee table?

Response to Comment 8

Although the Fund may invest in other funds, it is not a principal investment strategy and because the acquired fund fees are minimal, there is no Acquired Fund Fee line item in the fee table.

Comment 9

Under Additional Information about the Risks on p. 11, make sure that the "Principal Risks" listed here are consistent with those listed under the summary section.

Response to Comment 9

The prospectus has been revised in response to this comment.

Comment 10

Under Adviser Performance on p. 27, is the disclosure regarding all accounts?  If any are excluded, explain why.  Please disclose the method of index calculation.

Response to Comment 10

The Adviser Performance disclosure is regarding all accounts.

Comment 11

Provide auditor's consent in the filing.

Response to Comment 11

An auditor’s consent is included in the filing.

Comment 12

With respect to the statement of additional information, see Item 16(f)(2) of Form N-1A regarding ongoing arrangements and revise the disclosure accordingly.

Response to Comment 12

There are no arrangements to release holdings contrary to the stated policy, with the exception of information provided to the service providers for the Fund as provided in the disclosure.

***

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that;

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

●	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.
Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren